UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2023.

OR

( )    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________ to ______________

Commission file number: 0-19065

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sandy Spring Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sandy Spring Bancorp, Inc.
17801 Georgia Avenue
Olney, Maryland 20832

Sandy Spring Bank 401(k) Plan
Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplementary Schedule
Schedule of Assets (Held at End of Year)	13
Signatures	14

Exhibits
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Audit Committee and Participants of the Sandy Spring Bank 401(k) Plan
Sandy Spring Bancorp, Inc.
Olney, Maryland

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Sandy Spring Bank 401(k) Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the accompanying schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2022.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 25, 2024

Sandy Spring Bank 401(k) Plan
Statements of Net Assets Available For Benefits
December 31, 2023 and 2022

	2023	2022
Assets
Investments, at fair value	$188,437,042	$161,067,938
Fully benefit-responsive investment contracts at contract value	7,114,910	8,897,184
Total Investments	195,551,952	169,965,122

Receivables:
Employer contributions	421,650	469,466
Notes and accrued interest receivable from participants	1,962,459	1,855,194
Total Receivables	2,384,109	2,324,660

Net Assets Available for Benefits	$197,936,061	$172,289,782

See notes to Financial Statements.

Sandy Spring Bank 401(k) Plan
Statement of Changes In Net Assets Available For Benefits
Year Ended December 31, 2023

Additions to net assets attributed to:
Net appreciation in fair value of investments	$23,605,143
Interest and Dividends	1,228,930
Interest income on notes receivable from participants	101,856

Contributions:
Participants	11,261,741
Employer	5,960,837
Rollovers	4,611,456
Total Contributions	21,834,034
Total Additions	46,769,963

Deductions from net assets attributed to:
Benefits paid to participants	20,988,933
Administrative expenses	134,751
Total Deductions	21,123,684

Net Increase in Net Assets Available for Benefits	25,646,279

Net Assets Available for Benefits:
Beginning balance	172,289,782
Ending balance	$197,936,061

See notes to Financial Statements.

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 1. Plan Description And Summary of Significant Accounting Policies
The following description of the Sandy Spring Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Sandy Spring Bancorp, Inc. and its related companies (the “Company”) who are eighteen or older, and are credited with one month of eligible service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participant contributions: Each year, participants may authorize their employer to defer up to 100% of their annual compensation for contribution to the Plan in accordance with procedures established by the Plan administrator, up to allowable Internal Revenue Service (“IRS”) limitations. Participants are allowed to designate contributions as traditional (pre-tax) or Roth (after tax) contributions. Separate contribution percentages may also be entered for regular and bonus earnings. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, up to the allowable IRS limitations. Pre-tax deferrals will not be subject to federal or state income taxation until withdrawn from the Plan upon retirement, death or disability or separation from service. Earnings on traditional contributions will accumulate income tax deferred until the account is distributed; Roth earnings are tax-exempt. Participants may also contribute amounts representing qualified rollover distributions from other qualified defined benefit or defined contribution plans.

Participants are automatically enrolled to defer 6% of their pay as of the date they become a participant in the Plan, unless they choose a different percentage or choose not to defer. If they do not choose a different percentage (including zero), the percentage will be automatically increased each May 1 by 1% up to a maximum percentage of 15%. Effective May 1, 2024, any new or re-hired participants and current employees that are deferring less than 6% will be automatically enrolled in the Plan with a 6% contribution rate unless an election with a different salary contribution rate was made by the participant.

If participants have not provided complete, up-to-date direction as to how the account is to be invested, the account will be invested under automatic rules. These rules state that, if there are no complete investment directions from the participant, the retirement funds in the account and new contributions for which there are no direction will be directed to the applicable Principal LifeTime Hybrid Collective Investment Fund based on the definition of normal retirement date under the Plan.

Employer contributions: The Company contributes a percentage of base compensation, as defined by the Plan. For the 2023 Plan year, the employer match was made in accordance with the following Safe Harbor formula: 100% of the first 4% of base compensation that is deferred and 50% of the next 2% of base compensation that is deferred. Each year, the Company, at its discretion, may elect to pay a profit-sharing bonus. In 2023, there was no profit-sharing bonus granted.

Investment Options: Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers mutual funds, Sandy Spring Bancorp common stock, common collective trust funds, pooled separate accounts and a fully benefit-responsive investment contract. Participants can change the direction of their investments at any time.

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 1. Plan Description And Summary of Significant Accounting Policies (continued)
Notes receivable from participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the one-year period ending on the day before the new loan is made, or 50% of their vested account balance, or $10,000 (whichever is greater). Participants are permitted one loan at a time. The loans are secured by the vested balance in the participant’s account and bear an interest rate reasonable at the time the loan is made. Interest rates are based on the prime rate at the time of the loan’s inception. At December 31, 2023 and 2022, outstanding loans bore interest rate ranges from 3.25%-8.50%. Applicable loan fees are taken from the participant’s account. Principal and interest is paid ratably through payroll deductions.

Participant accounts: Each participant’s account is credited with the participant’s contribution and allocations of (a) its employer’s contribution and (b) Plan earnings/losses. Allocations are based on participant’s earnings or account balances, as defined. Notes receivable are charged to the respective participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their contributions and any employer contributions plus actual earnings thereon.

Payment of benefits: Upon termination of service due to retirement, total and permanent disability before retirement, or termination of employment, participants are entitled to receive the full vested value of their accounts. Upon the participant’s death, the value of a participant’s account is paid to the participant’s beneficiary. Participant account balances may be paid as a lump sum distribution. If the total value of the participant’s vested account balance is $1,000 or less, the Plan administrator may require a distribution of the entire account balance in a lump sum. A participant may elect a hardship distribution prior to separation of service provided the participant meets the hardship distribution requirements of the Plan.

Expenses of the Plan: The Plan’s administrative expenses are paid by either the Plan or the Company.  The asset-based fees are deducted from participant accounts on a monthly basis based on the balance on each monthly date. Any revenue sharing generated by Plan investments is also credited back to participant accounts on a monthly basis. Expenses relating to specific participant transactions (notes receivable and benefits paid) are charged directly to the participant’s account.

A summary of the Plan’s significant accounting policies follows:

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates: The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 1. Plan Description And Summary of Significant Accounting Policies (continued)
Investment valuation and income recognition: Investments are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Plan management determines the Plan’s valuation policies utilizing information provided by the trustee. See Note 2 for discussion of fair value measurements.

Investments in fully benefit-responsive investment contracts are reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. See Note 3 for discussion of the fully benefit-responsive investment contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated on the payable date to shareholders as of record date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes from participants are reclassified as distributions based upon the terms of the Plan document.

Risks and uncertainties: The Plan invests in marketable equity securities (common stock), a guaranteed investment contract, collective investment trusts, pooled separate accounts and mutual funds. Such investments are exposed to various risks such as market risk and credit risk. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances and the amounts reported in the financial statements.

Payment of benefits: Benefits are recorded when paid.

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 2. Fair Value Measurements
The Plan measures, on a recurring basis, its investments at fair value in accordance with Financial Standards Accounting Board (“FASB”) codification “Fair Value Measurements and Disclosures,” which provides the framework for measuring fair value. The standard for fair value measurement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgement and may affect the fair value of assets and their placement within the fair value hierarchy levels.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled Separate Accounts: Valued at net asset value (“NAV”) per unit of participation held by the Plan at year-end as quoted by the funds. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. The net asset value of a separate account represents the market value of the underlying funds and securities of the separate account plus income accrued but not yet received less operating expenses accrued but not deducted.

Mutual Funds: Valued at the NAV of shares held by the Plan at year end based on the closing price reported on the active market on which the funds are traded.

Collective Investment Trusts: Valued at NAV per unit held by the Plan at year-end as quoted by the funds. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions may occur daily.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 2. Fair Value Measurements (continued)
The following tables set forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2023 and 2022. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Sandy Spring Bancorp, Inc. common stock	$7,837,339	$—	$—	$7,837,339
Mutual funds	37,749,482	—	—	37,749,482
Total assets in the fair value hierarchy	$45,586,821	$—	$—	45,586,821
Investments measured at net asset value (a)				142,850,221
Investments at fair value				$188,437,042

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Sandy Spring Bancorp, Inc. common stock	$9,265,263	$—	$—	$9,265,263
Mutual funds	31,900,670	—	—	31,900,670
Total assets in the fair value hierarchy	$41,165,933	$—	$—	41,165,933
Investments measured at net asset value (a)				119,902,005
Investments at fair value				$161,067,938

(a) In accordance with U.S. GAAP certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 2. Fair Value Measurements (continued)
The following tables summarize investments measured at fair value based on NAV per share as of December 31, 2023 and 2022.

December 31, 2023	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Prin Trust (SM) Income Fund	$1,556,760	N/A	Daily	N/A
Prin Trust (SM) Target 2015	2,317,019	N/A	Daily	N/A
Prin Trust (SM) Target 2020	11,549,810	N/A	Daily	N/A
Prin Trust (SM) Target 2025	25,489,874	N/A	Daily	N/A
Prin Trust (SM) Target 2030	23,778,010	N/A	Daily	N/A
Prin Trust (SM) Target 2035	21,349,086	N/A	Daily	N/A
Prin Trust (SM) Target 2040	8,316,284	N/A	Daily	N/A
Prin Trust (SM) Target 2045	11,308,510	N/A	Daily	N/A
Prin Trust (SM) Target 2050	5,443,481	N/A	Daily	N/A
Prin Trust (SM) Target 2055	5,303,031	N/A	Daily	N/A
Prin Trust (SM) Target 2060	2,172,041	N/A	Daily	N/A
Prin Trust (SM) Target 2065	847,548	N/A	Daily	N/A
Prin Trust (SM) Target 2070	35,783	N/A	Daily	N/A
Prin Pooled Separate Accounts	23,382,984	N/A	Daily	N/A
	$142,850,221

December 31, 2022	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Prin Trust (SM) Income Fund	$468,448	N/A	Daily	N/A
Prin Trust (SM) Target 2010	1,003,441	N/A	Daily	N/A
Prin Trust (SM) Target 2015	2,722,355	N/A	Daily	N/A
Prin Trust (SM) Target 2020	11,432,166	N/A	Daily	N/A
Prin Trust (SM) Target 2025	22,389,831	N/A	Daily	N/A
Prin Trust (SM) Target 2030	19,727,273	N/A	Daily	N/A
Prin Trust (SM) Target 2035	17,584,019	N/A	Daily	N/A
Prin Trust (SM) Target 2040	7,003,807	N/A	Daily	N/A
Prin Trust (SM) Target 2045	7,862,912	N/A	Daily	N/A
Prin Trust (SM) Target 2050	4,010,212	N/A	Daily	N/A
Prin Trust (SM) Target 2055	4,285,848	N/A	Daily	N/A
Prin Trust (SM) Target 2060	1,460,754	N/A	Daily	N/A
Prin Trust (SM) Target 2065	492,249	N/A	Daily	N/A
Prin Pooled Separate Accounts	19,458,690	N/A	Daily	N/A
	$119,902,005

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 3. Fixed Income Guaranteed Option
The Plan has a fully benefit-responsive guaranteed investment contract (“GIC”) with Principal Life Insurance Company. Principal Life Insurance Company maintains the contributions in a general account. The GIC does not have specific underlying assets assigned, thus is considered a traditional investment contract. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GIC is included in the financial statements at contract value which approximates fair value. Contract value, as reported to the Plan by Principal Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The GIC does have a surrender charge of 5% in excess of 10% of the accumulated transfer percentage on the date of transfer that may be charged if the Plan terminates its interest in the contract.

The Fixed Income Guaranteed Option is a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned (i.e. interest credited) on the group annuity contract. As of December 31, 2023, the yield earned and net crediting interest rate was 1.55% after deduction of plan administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the GIC at December 31, 2023 and 2022 was $7,114,910 and $8,897,184, respectively. Under the terms of the existing contract, the crediting interest rate is based on a formula agreed upon with the Issuer. The crediting rate is currently reset on a semiannual basis and will not be less than the guaranteed minimum interest rate. In no case will the guaranteed minimum interest rate be less than 1% or greater than 3%.

Certain events limit the ability of the Plan to transact at contract value with Principal Life Insurance Company. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GIC does not permit Principal Life Insurance Company to terminate the agreement prior to the scheduled maturity dates without additional termination charges.

Note 4. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 5. Tax Status
The Plan adopted a standardized form of a prototype plan with Principal Life Insurance Company. The prototype plan received an opinion letter from the IRS dated June 30, 2020, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (“IRC”) and therefore, the related trust is tax-exempt. In accordance with the IRC, the Plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since the date of the opinion letter; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Management has evaluated the tax positions taken by the Plan and has determined that no uncertain tax positions have been taken or are expected to be taken that would require recognition or disclosure in the financial statements as of December 31, 2023 and 2022. The Plan may be subject to routine tax audits for tax years ending after December 31, 2019; however, no audits are currently in progress.

Note 6. Exempt Party-In-Interest Transactions
The Plan allows participants to have salary deferral contributions as well as any employer contributions made during the year invested in the common stock of Sandy Spring Bancorp, Inc. Sandy Spring Bancorp, Inc. is the Plan sponsor and therefore, these transactions qualify as party-in-interest. For 2023, total purchases of 117,520 shares had a market value of $3,047,782 and total sales of 92,799 shares had a market value of $2,350,901. Participants are not required to make investments in employer securities. At December 31, 2023 and 2022, the Plan held 287,715 and 262,994 shares, respectively, of the Company’s common stock, with a cost basis of $8,788,557 and $8,692,982, respectively. During the year ended December 31, 2023 the Plan recorded dividend income related to the stock of $379,840.

In addition, the Plan has notes receivable from participants, which are secured by the vested balances in the participants’ accounts. Notes receivable held balances of $1,962,459 and $1,855,194 respectively at December 31, 2023 and 2022.

Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

Certain Plan investments are managed by Principal Financial Group (“PFG”). Principal Trust Company (“PTG”) is a member of PFG. PTG is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Fees paid to the trustee by the Plan for administrative services were $134,751 for the year ended December 31, 2023.

Note 7. Trustee and Plan Administrator
Trustee: Delaware Charter Guarantee and Trust Company d/b/a Principal Trust Company is the trustee of the Plan’s funds.

Plan Administration: The Company is the Plan administrator.

Sandy Spring Bank 401(k) Plan

Schedule Of Assets (Held At End Of Year) Form 5500, Schedule H, Item 4i December 31, 2023
Employer Identification Number - 52-1532952
Plan Number - 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer	Description of Investment	Cost	Current Value
*	Princ Fixed Income Guaranteed Option	Guaranteed Investment Contract	**	$7,114,910
*	Prin LifeTime Hybrid Income	Collective Investment Trust	**	1,556,760
*	Prin LifeTime Hybrid 2015	Collective Investment Trust	**	2,317,019
*	Prin LifeTime Hybrid 2020	Collective Investment Trust	**	11,549,810
*	Prin LifeTime Hybrid 2025	Collective Investment Trust	**	25,489,874
*	Prin LifeTime Hybrid 2030	Collective Investment Trust	**	23,778,010
*	Prin LifeTime Hybrid 2035	Collective Investment Trust	**	21,349,086
*	Prin LifeTime Hybrid 2040	Collective Investment Trust	**	8,316,284
*	Prin LifeTime Hybrid 2045	Collective Investment Trust	**	11,308,510
*	Prin LifeTime Hybrid 2050	Collective Investment Trust	**	5,443,481
*	Prin LifeTime Hybrid 2055	Collective Investment Trust	**	5,303,031
*	Prin LifeTime Hybrid 2060	Collective Investment Trust	**	2,172,041
*	Prin LifeTime Hybrid 2065	Collective Investment Trust	**	847,548
*	Prin LifeTime Hybrid 2070	Collective Investment Trust	**	35,783
*	Prin Core Fixed Income +	Pooled Separate Account	**	3,095,318
*	Prin MidCap S&P 400 Index +	Pooled Separate Account	**	4,504,773
*	Prin Real Estate Secs +	Pooled Separate Account	**	1,354,443
*	Prin SmallCap S&P 600 Index +	Pooled Separate Account	**	3,391,106
*	Prin LargeCap Crowth I SA-Z	Pooled Separate Account	**	11,037,344
	Allspring Sec M Cap Val Inst	Mutual Fund	**	1,378,712
	Allspring Emerg Mkts Eq I	Mutual Fund	**	1,162,810
	Amer Funds Inc FD of Amer R6	Mutual Fund	**	3,219,026
	BlackRock HY Bond Inst Fund	Mutual Fund	**	2,351,889
	Delaware SmCap Value I	Mutual Fund	**	1,161,576
	Fidelity 500 Index Fund	Mutual Fund	**	14,528,989
	Fidelity MidCap Gr Inx Fund	Mutual Fund	**	2,250,262
	Fidelity MidCap Val Inx Fund	Mutual Fund	**	78,032
	Fidelity SmallCap Dr Inx Fund	Mutual Fund	**	239,221
	Fidelity SmallCa Val Inx Fund	Mutual Fund	**	189,662
	Fidelity International Inx Fd	Mutual Fund	**	2,005,912
	Hartford Schroder Intl Stk Sdr	Mutual Fund	**	1,824,513
	Legg Mason BW Gbi Opp Bd	Mutual Fund	**	619,085
	MFS Intl New Discovery	Mutual Fund	**	924,383
	MFS Value R4 Fund	Mutual Fund	**	4,506,474
	T.Rowe Price QM US SC Gr Eq	Mutual Fund	**	1,308,936
*	Sandy Spring Bancorp, Inc.	Common Stock	**	7,837,339
*	Participant Loans	Loans, ranging from 3.25%-8.50%, maturities through June 2033	N/A	1,962,459
Total Investments				$197,514,411

*	Represents a party-in-interest to the Plan.
**	Cost is not required for participant-directed plans.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sandy Spring Bank 401(k) Plan
(Name of Plan)

	By:	Sandy Spring Bancorp, Inc.
Plan Sponsor and Administrator

/s/ Daniel J. Schrider
Daniel J. Schrider, President and Chief Executive Officer
Sandy Spring Bancorp, Inc.
Date: June 25, 2024